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03012407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~A-050159~~

8-50159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC RECEIVED FEB 28 2003 PROCESSING

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hemlock Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue, 19th Fl.
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Weinstein — 212-850-7700 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HEMLOCK CAPITAL, LLC

TABLE OF CONTENTS

AFFIRMATION

I, Bruce Williams, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hemlock Capital, LLC as of December 31. 2002 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

BRUCE J. WILLIAMS
President and Chief Executive Officer

Title

Notary Public

SHARI L. KUSHNER
Notary Public, State of New York
No. 02KU6009225
Qualified in New York County
Commission Expires June 22, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Hemlock Capital, LLC

We have audited the accompanying statement of financial condition of Hemlock Capital, LLC (the "Company") as of December 31, 2002 and the related statements of operations, cash flows and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2003

HEMLOCK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH	$315,000
DUE FROM PARENT	63,824
OTHER ASSETS	364
TOTAL ASSETS	$379,188
MEMBER'S EQUITY	
MEMBER'S EQUITY	$379,188

See notes to financial statements.

HEMLOCK CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Management fee	$ 82,254
EXPENSES:	
Dues and licensing	1,769
Compensation	50,000
Professional fees	12,000
Other expenses	2,077
Total expenses	65,846
NET INCOME	$ 16,408

See notes to financial statements.

HEMLOCK CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 16,408
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in due from Parent	(17,280)
Decrease in other assets	872
Net cash used in operating activities	-
CASH, BEGINNING OF YEAR	315,000
CASH, END OF YEAR	$315,000

See notes to financial statements.

HEMLOCK CAPITAL, LLC

STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Total Member's Equity
BALANCE, JANUARY 1, 2002	$362,780
Net income	16,408
BALANCE, DECEMBER 31, 2002	$379,188

See notes to financial statements.

HEMLOCK CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The Company - Hemlock Capital, LLC (the "Company") was formed in December 1996 as a wholly-owned subsidiary of Credit-Based Asset Servicing and Securitization LLC ("C-BASS" or "Parent"). In January 1997, the Company acquired the assets (primarily organization costs) of Hemlock Capital Management Inc. The Company received approval from the National Association of Securities Dealers ("NASD") and became a registered broker-dealer in October 1997. The primary business activity of the Company consists of subservicing agreements with C-BASS, as described in Note 2 below.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - As a limited liability company, the Company is treated as a partnership for Federal income taxes; the Company's results are included in C-BASS' income tax returns. Accordingly, no provision or liability for income taxes has been recorded.

Concentration in Credit Risk - The Company is subject to credit risk with respect to cash balance maintained in one bank account. However, by policy, the Company is maintaining the account with a large national bank.

2. RELATED PARTY TRANSACTIONS

During 2001, the Company entered into a Subservicing Agreement with C-BASS (the "Agreement") to provide management services with respect to certain REMIC residual interest portfolios of certain affiliates. As compensation for its services under this Agreement, the Company receives a per annum management fee equal to the greater of $75,000 or 1.5% of the aggregate incentive management fee received by C-BASS for such calendar year. The Company received $82,254 of such management fee in 2002 and was charged $50,000 by the Parent as its share of employee compensation related to the subservicing of the REMIC residual interest portfolios.

Certain of the Company's general and administrative costs are currently being absorbed by C-BASS.

3. NET CAPITAL REQUIREMENT

The Company has, as a condition of obtaining approval from the NASD, entered into a restrictive agreement with the NASD, which among other matters, limits the Company's operations to: (a) selling or private placement of interests in mortgages or other receivables, (b) servicing only institutional accounts, and (c) clearing and settling all transactions on a cash basis. In addition, pursuant to Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3% of its aggregate indebtedness, as defined, and a Special Account For Exclusive Benefit of Customers (the "Special Account"). At December 31, 2002, the Company's net capital of $315,000 exceeded the minimum requirement by $65,000, and no balance was required to be deposited in the Special Account. The Company had no debts as of December 31, 2002.

* * * * * *

HEMLOCK CAPITAL, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL:

Member's equity per statement of financial condition	$379,188
Less nonapplicable assets - due from parent	(63,824)
other assets	(364)
NET CAPITAL	$315,000
COMPUTATION OF MINIMUM NET CAPITAL:	
Minimum net capital (greater of (a) $250,000 or (b) 6-2/3% of aggregate indebtedness of $0)	$250,000
Excess net capital	$ 65,000
Ratio of aggregate indebtedness to net capital	N/A

There are no material differences between the above computation and the amount computed by the Company in its unaudited Part II of Form X-17A-5 as of December 31, 2002.

HEMLOCK CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

Credit balances:	
Customers' securities failed to receive	$ -
Market value of short securities and credits in all suspense accounts greater than 30 calendar days	-
Total credits	$ -
Debit balances:	
Debit balances in customers' cash and margin accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
Aggregate debit items	-
Less 3% of debit balances in customers' cash and margin accounts and letters of credit	-
Total debits	$ -
Excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account" including value of qualified securities at December 31, 2002	
Amount of deposit including value of qualified securities	-
Amount in "Reserve Bank Account" after deposit	$ -

Note: The above computation does not differ materially from the computation for the determination of the reserve requirements under Rule 15c3-3 as of December 31, 2002 filed by Hemlock Capital, LLC in its unaudited Form X-17A-5 with the National Association of Securities Dealers, Inc.

HEMLOCK CAPITAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

	Market Value	Number of Items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of December 31, 2002 for which instructions to reduce to possession or control had been issued as of December 31, 2002 for which the required action was not taken within the time frames specified under Rule 15c-3-3	None	N/A
Customers' fully paid securities and excess-margin securities for which instructions to reduce possession or control had been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c-3-3	None	N/A

During the year ended December 31, 2002, the operations of the Company did not include the physical handling of securities or the maintenance of customer accounts. Accordingly, there are no reserves pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 13, 2003

Hemlock Capital, LLC
335 Madison Avenue, 26th Fl.
New York, New York 10017

In planning and performing our audit of the financial statements of Hemlock Capital, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 13, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's member, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP